

MAIL STOP 3561

April 27, 2007

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re: Stoneleigh Partners Acquisition Corp.**
> **Amendment Nos. 8 & 9 to Registration Statement on**
> **Form S-1**
> **File No. 333-133235**
> **Filed April 9 and 13, 2007**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You disclose throughout your filing that the trust will include $3,100,000 you have received or will receive from the sale of your securities to insiders. Based on your use of proceeds table on page 23 and disclosure throughout your filing, it appears this amount should be $3,550,000 ($2 million from private placement + $1,550,000 previously received). Please show us how you determined this amount or revise your filing accordingly.

Summary

2.   We note your disclosure on page 9 that your officers and directors may sell their shares privately "prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased." Please explain the purpose of this exception to the escrow agreement. In addition, please clarify the securities law exemption that the sellers will rely upon in light of our Rule 144 position.

3.   Please disclose the price per warrant being paid by the private placement investors. In addition, please disclose how the warrant price was determined, as well as whether the price is consistent with similar offerings.

4.   We note that you have added disclosure indicating that you may require shareholders to tender their shares as part of the conversion process. In this regard, we are particularly concerned about the timing, cost, and procedures that investors will have to follow to perfect their rights. Please revise as applicable, the summary, risk factors and business sections as follows:

   a.   Contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

   b.   Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

   c.   Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

   d.   Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender physical certificates prior to the stockholders meeting.

   e.   Please include any relevant risk factors.

5. In discussing your Rule 10b-18 purchase plan you indicate that these purchases may "influence the outcome of a specific business combination." Given the strong likelihood that management would vote in favor of a combination that it proposed the purchases appear to make the approval of a business combination more likely. We believe that more definitive language is necessary here. Please revise or advise us why no revision is necessary.

Risk Factors, page 11

6. In your risk factor "We will proceed with a business combination only if …" you state that your 30% conversion threshold was put in place "in order to reduce the likelihood that a small group of investors holding a large block of [y]our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of [y]our public stockholders." Firstly, please clarify why you refer to a large majority in your discussion when the operative shareholder vote would only require a mere majority of the votes cast. Also, please revise to clarify that this revised threshold makes the approval of a business combination more likely even over a strong, genuine, shareholder dissent. Alternatively, please advise why no revision is necessary.

Use of Proceeds, page 24

7. Please revise your "Use of Proceeds" table to address the $7.4 million payment that you will make to HCFP/Securities and Pali Capital for their business combination related investment banking services. In addition, please clarify whether the NASD considers this underwriters' compensation and, if necessary, clarify the discussion throughout your prospectus to reflect this payment.

8. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company upon the consummation of a business combination. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees. Please reconcile this disclosure with the disclosure in the MD&A section.

9. It appears you have included the $1.55 million in proceeds previously received from the sale of founder shares in the net proceeds section. Based on your balance sheet at April 4, 2007, it appears the $1.55 million previously received will be funded from a combination of your cash balance of $1.29 million and deferred costs paid of $0.29 million. Please revise your table to include a note to that effect or remove the presentation of these previously received proceeds from your table.

Conversion rights, page 36

10.   Please disclose whether the amount of cash that an investor would receive from the trust fund upon conversion of his shares, would include the funds from the private placement.

Comparison to offerings of blank check companies, page 40

11.   Please revise the text under "Release of trust funds" on page 43. Currently it begins, "[e]xcept that there may be …" but does not state the general obligation.

12.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate.

Financial statements

Notes to Financial Statements

General

13.   Based on your disclosure on F-3, we note that there are 3.75 million authorized and unissued shares. We also note that you will amend your certificate of incorporation prior to your 25 million unit offering to increase the number of authorized common shares to 100 million. Considering your plan to classify the securities issued as part of your unit offering and related private placement as equity, please revise your financial statements to disclose your planned increase in authorized shares to support future equity classification in accordance with paragraph 19 of EITF 00-19.

Note 1 – Discussion of the Company's Activities, F-7

14.   In conjunction with your summary of the proposed offering, please revise to disclose that you will also contribute to the trust $1.55 million previously received from the sale of founders' shares. In your disclosure, include the source of these funds and correlate your discussion with the amounts presented in your balance sheet.

Exhibits

15.   Please ensure that you have filed all of your revised exhibits. In this regard we
        note that in Amendment No. 8 to your Form S-1 you indicated that you had filed a
        revised version of Exhibit 10.8; however, EDGAR does not reflect this exhibit as
        being filed at this time. Please revise or advise.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Brian
Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Robert Mittman
        Brad Shiffman
Fax: (212) 885-5001